

# Patrick Moyal · 3rd

MOYAL ACCOUNTING SERVICES INC

Hollywood, Florida, United States · 500+ connections ·

**Contact info**

**Cafpi USA**

 **Barry University**

## Experience

### Senior Accountant

Cafpi USA

Jan 2011 – Present · 10 yrs

Coral Spings Fl

### PRESIDENT

MOYAL ACCOUNTING SERVICES INC

Jan 1984 – Present · 37 yrs

### Sales AUDITOR assistant SUPERVISOR

Richard DEPT stores

1970 – 1972 · 2 yrs

downtown Miami

My first serious job in the US
Directly under the comptroller

## Education



**Barry University**
1979 – 1983

## Skills & endorsements

### Accounting · 48

 Endorsed by **Enrique Nowogrodzki CPA, who is highly skilled at this**

### Tax · 29

 Endorsed by **Enrique Nowogrodzki CPA, who is highly skilled at this**

### Sales · 23

 Endorsed by **Paul C., who is highly skilled at this**

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